Supplement Dated July 23, 2024

to the Annual Notice dated April 29, 2024,

as previously supplemented on April 30, 2024 and June 14, 2024,

for

Nonparticipating Variable Annuity Contract

issued by

Farm Bureau Life Insurance Company

through

Farm Bureau Life Annuity Account

This Supplement updates certain information contained in the above-referenced Annual Notice regarding the Investment Options available under your Nonparticipating Variable Annuity Contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

The total annual operating expenses of the Fidelity® VIP High Income Portfolio have increased from 1.02% to 1.07%. Accordingly, the Current Expenses figure for the Fidelity® VIP High Income Portfolio in the “INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT” section of the Annual Notice is replaced with 1.07%.

*   *   *

If you have any questions about your Contract or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-800-247-4170.

Additional information about the Investment Options available under your Contract can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling our Home Office at 1-800-247-4170 or by sending an email request to LifePolicyService

@fbfs.com.

FB VA 02-07 (333-87632)